NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission ("Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended ("Rule"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the requirements of the Rule, the undersigned has caused this notification of election to be duly executed on its behalf in the City of Madison and the State of Wisconsin on the 2nd day of April, 2009.

                                                     MEMBERS MUTUAL FUNDS

                                                     /s/David P. Marks
                                                     -----------------
                                                     David P. Marks
                                                     President